Harrison Global Holdings Inc. - List of Shareholders as October 24, 2025

	Name	Shares	Percentage	Note
1	Luk Keung Kong	91,428,571	16.76%	Class A
2	Man Kong	91,428,571	16.76%	Class A
3	HONGYING LI	91,428,571	16.76%	Class A
4	Anyuan Ai	91,428,571	16.76%	Class A
5	Hui Liu	90,628,571	16.61%	Class A
6	Ryoshin Nakade	50,000,000	9.16%	Class B
7	others	39,315,936	7.20%	Class A
	Total Outstanding Shares	545,658,791	100%	

Total Class A ordinary shares   495,658,791

Total Class B ordinary shares   50,000,000

Total Outstanding Shares   545,658,791

Note: Each Class B ordinary share is entitled to thirty (30) votes per share, and each Class A ordinary share is entitled to one (1) vote per share.